FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Hotline Script
Week ending 9/16

•	Hello everyone. This is Doug and I’m updating the hotline for the week of Sept. 16th
Merger News

Bankruptcy Court Hearing
•	As of today, we have officially been given the green light to merge with US Airways.
•	The bankruptcy court confirmed US Airways’ plan of reorganization, which was the last major hurdle in the approval process.
•	Ahead of us is a Court-imposed 10-day period during which objections can be filed.
•	However if no objections delay the process, the merger will be closed on Sept. 27.
•	This is a historic day and a watershed moment for our history and for US Airways. I am looking forward to the great things we will accomplish as one airline.
Shareholder Vote
•	The Bankruptcy Court’s decision rounded out a busy week of approvals, starting with the America West Shareholder vote.
•	America West shareholders overwhelmingly voted in favor of the merger with more than 95 percent of voters saying, “Yes.”
What now?
•	With these two approvals behind us, the real work of the merger still lies ahead.
•	Implementing our two cultures, working together towards one operating certificate, and ultimately building a great airline is our goal.
•	We have a solid foundation to build from and a dedicated team to reach that goal, but this merger represents a tremendous amount of work ahead of us.
•	So, we’re past the approvals, meaning our future is becoming more clear by the day, and I’m encouraged that we can build an airline that customers want to fly and where employees are proud to work.
PIT Trip
•	On the topic of employees, I was in Pittsburgh earlier this week to talk to US Airways employees about the merger.
•	Employees were quick to tell me that there is a lot of work ahead of us, but they’re on board to make this merger work.
•	They’re no different from America West employees in that regard, which leaves me hopeful that we share the same concerns, but are also working toward the same goal.

•	That commonality is critical as we merge our airlines.
Employee Meetings
•	The PIT trip was one of several informal roundtable-type discussions we’ve held, but later this fall, we’re planning another round of town hall sessions to give us the opportunity to speak with far more employees.
•	Stay tuned for details as we work out the dates, times, and locations.
Announcements
•	Next week on Tuesday, September 20, we will celebrate America West’s proud 22 years with a commemorative event at Corporate Headquarters for all employees, retirees and family members.
•	I hope to see as many of you out there as possible.
•	The event goes from 10 a.m. to 8 p.m. and will be open house-style, meaning you can come and go whenever you please.
•	Guests will tour a History Hall with America West memorabilia, commemorative t-shirt sales and much more, plus we’ll have activities for kids and refreshments for everybody.
•	Visit awaCompass.com for more details.
In Closing
As always, thanks for the hard work you put into running our airline. There is a lot of work ahead, but I want to thank all of you for what you do everyday.
This is an exciting time for all of us and creating a company that offers more security to employees and better opportunities for our customers is worth the effort.
Finally, in the interest of satisfying our lawyers, there’s legal language on Compass about any forward-looking language that might be used in the hotline. Also on Compass, there’s information about where to find additional information about the proposed merger once the proxy and other SEC filings are made.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.